UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

ABOVENET, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
00374N107
(CUSIP Number)
Keith Meister
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

November 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00374N107

1	NAMES OF REPORTING PERSONS CORVEX MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,327,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,327,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,327,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

Page 2 of 7 Pages

CUSIP No.	00374N107

1	NAMES OF REPORTING PERSONS KEITH MEISTER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		1,327,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,327,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,327,005

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

Page 3 of 7 Pages

CUSIP No.	00374N107

Item 1.	Security and Issuer.
The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of AboveNet, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 360 Hamilton Avenue, White Plains, NY 10601.

Item 2.	Identity and Background.
This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, an American citizen (collectively, the “Reporting Persons”). This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, NY 10019. A joint filing agreement of Corvex and Mr. Meister is attached hereto as Exhibit 1.
During the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The Reporting Persons used working capital of the Corvex Funds to purchase the 1,162,005 Shares reported herein and to acquire the call options referenced in Item 6. The total purchase price for the Shares reported herein was $69,387,612 and the purchase price to acquire such call options was $3,405,523.

Item 4.	Purpose of Transaction.
The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The Reporting Persons acquired the Shares in the belief that the Shares are undervalued and are an attractive investment. The Reporting Persons have had conversations and meetings with the management and members of the board of the Issuer to discuss the Issuer’s business and strategies and will seek to have additional conversations with one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions have reviewed, and may continue to review, options for enhancing shareholder value through various strategic alternatives including, but not limited to, increasing financial leverage, improving capital allocation and corporate strategy.

Page 4 of 7 Pages

CUSIP No.	00374N107
The Reporting Persons intend to review the investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquire additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer.
(a) — (b) Corvex may be deemed to be the beneficial owner of 1,327,005 Shares constituting 1,162,005 Shares held by the Corvex Funds and 165,000 Shares underlying the call options referenced in Item 6, which collectively represents approximately 5.14% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of such Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.
The percentage in the immediately foregoing paragraph is calculated based on a total of 25,822,393 Shares outstanding as of November 4, 2011 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending September 30, 2011).
(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by either Corvex or Mr. Meister.
(d) The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.
The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 165,000 Shares at an exercise price of $38 per Share, which expire on December 31, 2012.
The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 165,000 Shares at an exercise price of $38 per share, which expire on the earlier of December 31, 2012 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

Page 5 of 7 Pages

CUSIP No.	00374N107
Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1 — Agreement between Corvex and Keith Meister to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.
Exhibit 2 — Transactions in the Shares effected in the past 60 days.

Page 6 of 7 Pages

CUSIP No.	00374N107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 30, 2011	CORVEX MANAGEMENT LP
	By:	/s/ Keith Meister
		Name:	Keith Meister
		Title:	Managing Partner

Date: November 30, 2011	KEITH MEISTER
	By:	/s/ Keith Meister

Page 7 of 7 Pages